February 25, 2025

David Wright
Chief Executive Officer
Pattern Group Inc.
1441 West Innovation Way, Suite 500
Lehi, UT 84043

        Re: Pattern Group Inc.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 4, 2025
            CIK No. 0001811935
Dear David Wright:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Our Technology
Artificial Intelligence, page 6

1. We note your response to prior comment 20. Please provide a cross-reference here to your discussion under the subheading "Artificial Intelligence" on page 92, which discusses in greater detail this technology and your platform. February 25, 2025
Page 2
Management's Discussion and Analysis...
Overview, page 68

2. We note your response to prior comment 12. For balance and consistency, please restore the paragraph beginning "In the year ended December 31, 2023, we generated revenue of $1,366 million..." to include narrative regarding your net income as well as adjusted EBITDA as reflected in this paragraph beginning with the same language on page 4.
Identification and onboarding of new brand partners, page 71

3.     Please update your graph here titled "Revenue Over Time - New vs.
Existing" to
       include data for the year ended 2024. Additionally, please revise the chart, if true, to make clear that the years represented are fiscal years. Similarly, review your chart immediately above on page 70 and titled "Cohort Revenue Over Time." Our Competition, page 103

4. We note your response to prior comment 23 and reissue in part. For general context and so investors may better understand the business and industry in which you operate, please revise to provide examples of companies that "may offer alternate solutions" even if "many only address specific sections of the e-commerce acceleration value chain," including a brief description of how these companies differ from your own "holistic solution" or scale of operations as appropriate.

       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Stuart Ogg